SEC

17008453

SEC Mail Processing Section

MAR 01 2017

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/2015 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clayton, Williams, and Sherwoods Investments

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Corporate Plaza Drive, Suite 210
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wanda Beard (949) 640-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar Milner LLP
(Name – *if individual, state last, first, middle name*)

4100 Newport Place Drive, Suite 600	Newport Beach	CA	92660
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Gary Carmell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clayton, Williams and Sherwood Investments, as of December 31st, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

SEE ATTACHED
CALIFORNIA ACKNOWLEDGMENT

Vice President
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of the document.

State of California
County of Orange

On February 27, 2017 before me, Barbara A. Williams, Notary Public,
Date — Here Insert Name and Title of the Officer

personally appeared Gary Carmell
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

BARBARA A. WILLIAMS
Commission # 2126368
Notary Public - California
Orange County
My Comm. Expires Sep 11, 2019

WITNESS my hand and official seal.

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

Clayton, Williams &
Sherwood Investments
Financial Statements
For the Year Ended
December 31, 2016 and
For the Five Month Period Ended
December 31, 2015

INDEX TO FINANCIAL STATEMENTS

squarmilner

Certified Public Accountants
and Financial Advisors

Squar Milner LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Clayton, Williams & Sherwood Investments

We have audited the accompanying statement of financial condition of Clayton, Williams & Sherwood Investments (the "Company") as of December 31, 2016 and 2015, and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 2016 and for the five month period ended December 31, 2015, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clayton, Williams & Sherwood Investments as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the year ended December 31, 2016 and the five month period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in the schedule of Computation of Net Capital Pursuant to Rule 15c3-1 (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and

performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the schedule of Computation of Net Capital Pursuant to Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

SQUAR MILNER LLP

Squar Milner LLP

Newport Beach, California
February 28, 2017

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
STATEMENTS OF FINANCIAL CONDITION
December 31, 2016 and 2015

ASSETS

	2016	2015
Cash	$ 85,556	$ 74,082
Due from related party	226,813	216,217
Total assets	$ 312,369	$ 290,299

LIABILITIES AND STOCKHOLDERS' EQUITY

	2016	2015
Liabilities		
Accounts payable and accrued liabilities	$ 32,704	$ 17,850
Due to related party	226,813	216,217
Total liabilities	259,517	234,067
Commitments and Contingencies		
Stockholders' Equity		
Common stock, no par value; 1,000 shares authorized; 800 shares issued and outstanding	8,000	8,000
Additional paid-in capital	402,909	402,909
Accumulated deficit	(358,057)	(354,677)
Total stockholders' equity	52,852	56,232
Total liabilities and stockholders' equity	$ 312,369	$ 290,299

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2016 And
For the Five Month Period Ended December 31, 2015

	2016	2015
REVENUES		
Asset management fees	$ 1,059,100	$ 492,090
Total revenues	1,059,100	492,090
EXPENSES		
General and administrative	820,126	53,375
Professional fees	172,302	398,325
Licenses and fees	35,645	30,426
Other non-operating expenses	34,407	13,050
Total expenses	1,062,480	495,176
NET LOSS	$ 3,380	$ 3,086

 The accompanying notes are an integral part of these financial statements.

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
STATEMENTS OF STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2016 And
For the Five Month Period Ended December 31, 2015

	Common Stock		Additional		Total
	Shares	Amount	Paid-In Capital	Accumulated Deficit	Stockholders' Equity
BALANCE-July 31, 2015	800	$8,000	$402,909	($351,591)	$59,318
Net Loss	-	-	-	(3,086)	(3,086)
BALANCE–December 31, 2015	800	$8,000	$402,909	($354,677)	$56,232
Net Loss	-	-	-	(3,380)	(3,380)
BALANCE–December 31, 2016	800	$8,000	$402,909	($358,057)	$52,852

 The accompanying notes are an integral part of these financial statements.

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2016 And
For the Five Month Period Ended December 31, 2015

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (3,380)	$ (3,086)
Changes in operating assets and liabilities:		
Due from related party	(10,596)	(122,215)
Accounts payable and accrued liabilities	14,854	(4,134)
Due to related party	10,596	122,215
Net cash provided by (used in) operating activities	11,474	(7,220)
NET INCREASE (DECREASE) IN CASH	11,474	(7,220)
CASH – beginning of the period	74,082	81,302
CASH – end of the period	$ 85,556	$ 74,082

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Clayton, Williams & Sherwood Investments (the "Company") is a California corporation organized on September 30, 1988. The Company was organized to sell interests in limited partnerships that invest in real estate activities. The Company received approval from the National Association of Securities Dealers, now known as Financial Industry Regulatory Agency ("FINRA"), to operate as a broker and dealer as of June 12, 1989. The Company generally operates as an introducing broker and does not hold funds or securities for or owe any money or securities to customers and does not carry any accounts on behalf of or for the benefit of customers.

On January 1, 2010, the Company entered into an Expense Sharing Agreement ("the Agreement") with CWS Apartment Homes LLC, a Delaware limited liability company ("CWS Apartments") and Steven J. Sherwood, an individual ("Stockholder"), in which the Company and CWS Apartments agreed to share expenses that jointly benefit both the Company and CWS Apartments. The expenses shall be allocated in a reasonable manner that reflects the related benefits received by each of the Company and CWS Apartments. In connection with this Agreement, CWS Apartments also agreed to pay to the Company an asset management fee equal to the benefit accruing to CWS Apartments as a result of the Company's business efforts. Such asset management fee will be determined from time to time in good faith by both parties. During the year ended December 31, 2016, and the five month ended December 31, 2015, such fees amounted to $1,059,100 and $492,090, respectively. Additionally, the Stockholder agreed that, from time to time, he will provide the Company sufficient operating capital to (a) allow the Company to pay its ongoing administrative expenses and (b) insure that the Company meets all applicable minimum net capital requirements.

In 2016, the Company reported its decision to change its fiscal year end from July 31 to December 31, aligning its fiscal year with its affiliated entities. This action created a "transition period" which is a five month period ended December 31, 2015. Accordingly, the accompanying financial statements include the Company's audited statement of financial condition as of December 31, 2015, and its statements of operations and cash flows for the five month transition period then ended.

The accompanying financial statements have been prepared assuming the Company will continue in its present form. If the Stockholder does not continue to provide sufficient capital as required or if the Company fails to generate sufficient liquidity through its revenue generating activities, the future operations of the Company may be adversely affected.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of the Company's management, who is responsible for their integrity and objectivity. Management believes that these accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents. Cash primarily consists of interest-bearing and noninterest-bearing demand deposit accounts. The Company had no cash equivalents as of December 31, 2016 and 2015.

Concentration of Credit Risk

The Company currently maintains all of its operating cash with a major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation. Cash balances were not in excess of the federally insured amount as of December 31, 2016 and 2015.

During the year ended December 31, 2016 and the five month period ended December 31, 2015, all revenues of the Company were received from CWS Apartments in accordance with the Agreement discussed in Note 1.

Additionally, the Company's current operations have historically been dependent upon the real estate industry, which is subject to fluctuations due to changes in the local, regional and national economies.

Fair Value Measurements

GAAP requires the disclosure of the fair value, if reasonably obtainable, of the Company's financial instruments. Management believes that the carrying amounts of the Company's significant financial instruments including cash and accounts payable and accrued liabilities

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements (continued)

approximate their fair value as of December 31, 2016 and 2015, based on their relatively short-term nature.

In the opinion of management, the fair value of payables to and receivables from related parties cannot be estimated without incurring excessive costs; for that reason, the Company has not provided such disclosure. Other information about related-party liabilities is provided, where applicable, elsewhere in these notes to the financial statements.

The Company does not have any assets or liabilities that are measured at fair value on a recurring basis as of December 31, 2016 and 2015 and, during the year ended December 31, 2016 and the five month period ended December 31, 2015, did not have any assets or liabilities that were measured at fair value on a nonrecurring basis.

Revenue Recognition

The Company recognizes asset management fees in accordance with the Agreement discussed in Note 1 when such fees are earned and the related services are performed.

Common Control

Because the Company and certain related parties have commonality and are under common management control, reported operating results and/or financial position of the Company could significantly differ from what would have been obtained if such entities were not under common control.

Income Taxes

The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided, as necessary.

The Company has adopted a policy for accounting for uncertainty in income taxes. The Company's policy prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This policy also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of the Company's policy for accounting for uncertainty in income taxes did not

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

result in any adjustment to the Company's beginning tax positions. As of December 31, 2016 and 2015, the Company did not have any unrecognized tax benefits.

Subsequent Events

Management has evaluated subsequent events through February 28, 2017, which is the date the financial statements were issued. The Company has concluded that no events have occurred subsequent to December 31, 2016 that require consideration as adjustments to or disclosure in its financial statements.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect that the standard will have on the financial statements.

3. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15-to-1 (the rules of regulatory agencies and various exchanges also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10-to-1 or the equity capital withdrawal or cash dividend payment would cause the Company's net capital to fall below 6-2/3% of its minimum requirement). As of December 31, 2016, the Company had net capital of $52,852, as defined, which was $35,551 in excess of its required minimum required net capital of $17,301. As of December 31, 2015, the Company had net capital of $56,232, as defined, which was $40,629 in excess of its required minimum required

3. REGULATORY REQUIREMENTS (continued)

net capital of $15,603. The Company's aggregate indebtedness to net capital ratio as of December 31, 2016 and 2015 were approximately 4.91-to-1 and 4.16-to-1, respectively.

The Company is exempt from the provisions of Rule 15c3-3, pursuant to paragraph k(2)(i) under the Securities and Exchange Act of 1934, as the Company is a broker/dealer and it does not carry customer accounts or hold funds or securities of customers exemption report. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for broker/dealer and is also not subject to the possession and control statement.

4. STOCKHOLDERS' EQUITY

The Company is authorized to issue 1,000 shares of common stock with no par value. At inception, two principal officers of the Company each purchased 400 shares of common stock for $4,000 each. From inception through the year ended December 31, 2016 and the five month period ended December 31, 2015, these stockholders have made net contributions of $402,909 and $402,909, respectively, to additional paid-in capital.

5. RELATED PARTY TRANSACTIONS

In connection with the Agreement discussed in Note 1, the Company received asset management fees in the amount of $1,059,100 and $492,090 during the year ended December 31, 2016 and the five month period ended December 31, 2015. In addition, CWS Apartments allocated, based on expenses born on behalf of the company, professional fees, general and administrative, licenses and fees, and other non-operating expenses to the Company for the year ended December 31, 2016 and the five month period ended December 31, 2015. All of which are included in the accompanying statements of operations. As of December 31, 2016 and December 31, 2015, the amounts due to and due from CWS Apartments were $226,813 and $216,217, respectively.

6. INCOME TAXES

During the year ended December 31, 2016 and the five month period ended December 31, 2015, the Company paid $800 and $0, respectively, for California franchise taxes. Such amount is included in other non-operating expenses in the accompanying statements of income.

As of December 31, 2016 and 2015, the Company had a deferred tax asset of approximately $46,000 and $50,000, respectively, related to net operating loss carryforwards, which has been entirely offset by a valuation allowance.

6. INCOME TAXES (continued)

The Company has recorded a valuation allowance equal to its net deferred tax assets. The Company believes that the valuation allowance is necessary as it is more likely than not that the net deferred tax assets will not be realized in the foreseeable future because of uncertainties relating to future taxable income, in terms of both its timing and its sufficiency, which would enable the Company to realize the deferred tax assets.

As of December 31, 2016, the Company had net operating loss carryforwards of approximately $253,000 and $162,000 for federal and California income tax purposes. As of December 31, 2015, the Company had net operating loss carryforwards of approximately $252,000 and $161,000 for federal and California income tax purposes. These loss carryforwards may be used to offset future taxable income and expire at various times through 2036, if not fully utilized by then. Utilization is dependent on generating sufficient taxable income prior to expiration of the tax loss carryforward.

The Company's income tax returns may be subject to examination by federal and state taxing authorities. Because application of tax laws and regulations too many types of transactions is susceptible to varying interpretations, amounts reported in the accompanying financial statements could be changed at a later date upon final determination by taxing authorities. No such examinations by taxing authorities are presently in process.

SUPPLEMENTARY INFORMATION

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2016 and 2015

	2016	2015
NET CAPITAL		
Total stockholders' equity from statements of financial condition	$ 52,852	$ 56,232
Less: None-Allowable Assets	–	–
Net Capital	$ 52,852	$ 56,232
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 17,301	$ 15,603
Minimum dollar net capital required for reporting broker/dealer	$ 5,000	$ 5,000
Net capital requirement (greater of above)	$ 17,301	$ 15,603
Excess net capital (regulatory net capital less net capital requirement)	$ 35,551	$ 40,629
AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENTS OF FINANCIAL CONDITION	$ 259,517	$ 234,067
Ratio of aggregate indebtedness to net capital	4.91-to-1	4.16-to-1
Reconciliation of net capital as reported on the unaudited Form X17A-5, Part 2		
Net capital as reported	$ 52,852	$ 56,232
Audit adjustments	–	–
Audited net capital	$ 52,852	$ 56,232

There are no differences between the above computation and the computation included with the Company's FOCUS II Form X-17A-5 as of December 31, 2016 and 2015.

See Accompanying Report of Independent Registered Accounting Firm.

EXEMPTION REPORT

squarmilner
Certified Public Accountants
and Financial Advisors

Squar Milner LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Clayton, Williams & Sherwood Investments

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Clayton, Williams & Sherwood Investments (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) (the "exemption provision") and (b) the Company, stated that it met the identified exemption provisions from August 1, 2015 through December 31, 2016 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Clayton, Williams & Sherwood Investment's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Squar Milner LLP

Newport Beach, California
February 28, 2017

CWS

INVESTMENTS

MEMBER FINRA, SIPC

15c3-3 Exemption Report

For the period of 08/01/2015 to 12/31/2016

Background

On July 30th, 2013 the U.S. Securities and Exchange Commission (the "Commission") amended certain reporting, audit, and notification requirements for broker-dealers registered with the Commission. Among other things, under the amendments, broker-dealers must file one of two new reports with the Commission annually – either a compliance report if the broker-dealer did not claim it was exempt from Rule 15c3-3 under the Securities Exchange act of 1934 ("Exchange Act") through the broker-dealer's fiscal year or an exemption report if the broker-dealer did claim it was exempt from Rule 15c3-3 throughout the fiscal year. A broker-dealer must file with the exemption report a report prepared by its independent public accountant based on a review of the exemption report. The examination and review, as well as the audit of the financial statements, must be conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). This report was created to ensure Clayton, Williams & Sherwood Investments, a California Corporation registered with the SEC as a broker dealer ("CWS Investments" or "CWSI") remains compliant with SEC requirements.

1). Exemption Provision Statement

Under which provision(s) in paragraph (k) of Rule 15c3-3 did CWS Investments claim an exemption from Rule 15c3-3?

Firm Response: Per its FINRA membership agreement, CWS Investments operates pursuant to SEC Rule 15c3-3(k)(2)(i). The firm does not hold customer funds or keep customer securities. CWS investments promptly transmits its customer's checks to an escrow bank account (currently agreements are established with Wilmington Trust). The checks are sent via a secure method (FedEx delivery) and tracked on the firm's checks received and forwarded blotters. Customer wires are processed directly with the bank and have no CWSI involvement.

2). Exemption Compliance

	Yes	No
Did CWSI meet the identified exemption provision throughout the fiscal year without exception?	☐	☒*

*if exceptions existed complete item 3 below

3). Exception Details		
Nature of exception		Date exception occurred
I.	A receptionist inadvertently placed mail in a licensed person's mailbox that happened to be on medical leave. The envelope remained sealed until the individual's return on 9/8/2015. The licensed person immediately reported the check for $50,000.00 to compliance and it was then promptly forwarded to the escrow account for CWS SAF VII, LLC. All employees responsible for mail and check handling received additional training and met with the Compliance Officer in one-to-one meetings between 9/10/2015 and 9/16/2015 to ensure a similar exception would not happen again.	8/30/2015
II.	**None / not applicable**	N/A
III.	**None / not applicable**	N/A

Acknowledgement			
The undersigned president, Chief Executive Officer (CEO) or other authorized representative in addition to the designated FINOP hereby confirm the representations described above.			
Signature of CEO or authorized executive: [signature]	Date 2/13/17	Signature of FINOP: [signature]	Date 2/13/17
Printed name: Gary Carmell		Printed Name: FINOP	

AGREED-UPON PROCEDURES

squarmilner
Certified Public Accountants
and Financial Advisors

Squar Milner LLP

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholders
Clayton, Williams & Sherwood Investments

In accordance with Rule 17a-5(c)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the 17-month period from August 1, 2015 through December 31, 2016, which were agreed to by Clayton, Williams & Sherwood Investments (the "Company"), the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority, Inc. ("FINRA"), and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the 17-month period from August 1, 2015 through December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the years ended December 31, 2016 and 2015, noting no differences.
3. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SQUAR MILNER LLP

Squar Milner LLP

Newport Beach, California
February 28, 2017